File No. 812-

UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
__________________________________________________________________________________________________________________________________________________________________________________

IN THE MATTER OF
NEW MOUNTAIN FINANCE CORPORATION
NEW MOUNTAIN FINANCE HOLDINGS, L.L.C.
and
NEW MOUNTAIN FINANCE ADVISERS BDC, L.L.C.
787 7th Avenue, 48th Floor
New York, NY 10019

__________________________________________________________________________________________________________________________________________________________________________________

Application for an order pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”)

granting an exemption from Sections 63 and 23(a) of the Act.

As filed with the Securities and Exchange Commission
On August 12, 2011

__________________________________________________________________________________________________________________________________________________________________________________

Communications Regarding the Application
Should be Directed to:

Adam Weinstein
New Mountain Finance Holdings, L.L.C.
787 7th Avenue, 48th Floor
New York, NY 10019
Tel: (212) 720-0300

Copies to:
Jessica Forbes, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
Tel: (212) 859-8000
Fax: (212) 859-4000

In the Matter of:

NEW MOUNTAIN FINANCE
HOLDINGS LLC;  NEW MOUNTAIN
FINANCE CORPORATION;
AND NEW MOUNTAIN FINANCE
ADVISERS BDC, LLC

787 7TH Avenue, 48th Floor
New York, NY 10019
(212) 720-0300

File No. 812-
Investment Company Act of 1940
) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING AN EXEMPTION FROM SECTIONS 63 AND 23(a) OF THE ACT

New Mountain Finance Holdings, LLC (the “Company”), New Mountain Finance Corporation (“NMF Corp”), and New Mountain Finance Advisers BDC, LLC, the Company’s investment adviser (the “Adviser”), hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”),1 granting an exemption from Sections 63 and 23(a) to the extent necessary to permit the payment in stock by the Company to the Adviser of a limited portion of the Adviser’s incentive fee pursuant to the terms and subject to the conditions of the Company’s investment advisory agreement with the Adviser.

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1 Unless otherwise indicated, all section references herein are to the Act.

I. APPLICANTS

A. New Mountain Finance Corporation and New Mountain Finance Holdings, LLC

NMF Corp, a Delaware corporation organized in June 2010, is a holding company with no direct operations of its own, and its only business and sole assets are its ownership of common membership units of the Company.  The Company is an externally managed, closed-end, non-diversified business development company2 (“BDC”) managed by the Adviser and is the operating company for NMF Corp’s business. On May 19, 2011 each of NMF Corp and the Company filed Forms N-54A with the SEC, electing to be treated as business development companies under the Act.  NMF Corp has filed a registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”) in connection with its initial public offering of shares of common stock (the “IPO”).  The Company, which was organized in Delaware in October 2008, is deemed the co-issuer of the shares of common stock offered in the IPO and has signed the Registration Statement.  NMF used the gross proceeds of the IPO to acquire common membership units in the Company.  The number of common membership units issued to NMF Corp in exchange for the gross proceeds equaled the number of shares of common stock issued by NMF Corp in the IPO.  At all times, one common membership unit in the Company is and will remain the economic equivalent of one share of NMF Corp common stock.

     The Company’s investment objective is to generate current income and capital appreciation through investments in debt securities at all levels of the capital structure, including first and second lien debt, unsecured debt and mezzanine securities. The Company primarily targets loans to, and invests in, U.S. middle market businesses.  The Company’s portfolio at times may also include equity interests such as preferred stock, common stock, warrants or options received in connection with its debt investments.  In certain cases, the Company may also invest directly in the equity of private companies and from time to time, may invest in other types of investments, which are not the primary focus of the Company, to enhance the overall return of the portfolio.  These investments may include, but are not limited to, distressed debt and related opportunities. The Company believes that its investment strategy will allow the Company to generate cash available for distribution to its stockholders and to provide competitive total returns to its stockholders.

     The Company’s business and affairs are managed under the direction of a board of directors (the “Board”).  The Board consists of five members, three of whom are not “interested persons” of the Company as defined in Section 2(a)(19) of the Act.  The Board delegates daily management and investment authority to the Adviser pursuant to an investment management agreement (the “Investment Management Agreement”).

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2 Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

B. New Mountain Finance Advisers BDC, LLC

     The Adviser, a Delaware limited liability company that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, serves as the investment adviser to the Company pursuant to an Investment Management Agreement. Subject to the overall supervision of the Board, the Adviser manages the day-to-day operations of, and provides investment advisory and management services to, the Company.  Under the terms of the Investment Management Agreement, the Adviser: (i) determines the composition of the portfolio of the Company, the nature and timing of the changes therein and the manner of implementing such changes; (ii) identifies, evaluates and negotiates the structure of the investments made by the Company; (iii) executes, monitors and services the Company’s investments; (iv) determines the securities and other assets that the Company will purchase, retain or sell; (v) performs due diligence on prospective portfolio companies; (vi) votes, exercises consents and exercises all other rights pertaining to such securities and other assets on behalf of the Company; and (vii) provides the Company with such other investment advisory, research and related services as the Company may, from time to time, reasonably require for the investment of its funds.  The Adviser’s services under the Investment Management Agreement are not exclusive, and it is free to furnish similar services to other entities, consistent with its fiduciary duties to the Company.

     Pursuant to the terms of the Investment Management Agreement, the Company pays the Adviser a fee for investment advisory and management services consisting of a base management fee and a two-part incentive fee. The base management fee is payable quarterly in arrears and is calculated at an annual rate of 1.75% of the Company's gross assets less (i) the borrowings under the credit facility dated May 19, 2011 entered into by New Mountain Finance SPV Funding, L.L.C., a subsidiary of the Company, Wells Fargo Securities, L.L.C., and Wells Fargo Bank, National Association, and (ii) cash and cash equivalents. The base management fee is calculated based on the average value of the Company’s gross assets at the end of each of the two most recently completed calendar quarters, and appropriately adjusted on a pro rata basis for any equity capital raised or repurchased during the applicable calendar quarter.  Base management fees for any partial quarter are appropriately prorated.

     The incentive fee has two components. One component is calculated and payable quarterly in arrears based on the Company’s pre-incentive fee adjusted net investment income for the immediately preceding calendar quarter and is 20.0% of the amount, if any, by which the Company’s pre-incentive fee adjusted net investment income for the immediately preceding calendar quarter exceeds a 2.0% (which is 8.0% annualized) hurdle rate, subject to a “catch-up” provision measured as of the end of each calendar quarter. Under this provision, in any calendar quarter, the Adviser receives no incentive fee until the Company’s adjusted net investment income equals the hurdle rate of 2.0%, but then receives, as a “catch-up,” 100% of the Company’s pre-incentive fee adjusted net investment income with respect to that portion of such pre-incentive fee adjusted net investment income, if any, that exceeds the hurdle rate but is less than 2.5% in any calendar quarter (10% annualized); this portion of the pre-incentive fee net adjusted investment income (which exceeds the hurdle rate but is less than or equal to 2.5%) is referred to herein as the “catch-up”.  For this purpose, pre-incentive fee adjusted net investment income means interest income, dividend income and any other income (including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies) accrued by the Company during the calendar quarter, minus the Company’s operating expenses for the quarter (including the base management fee, expenses payable under the administration agreement, and any interest expense and any dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee adjusted net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment-in-kind interest and zero coupon securities), accrued income that we have not yet received in cash.

     The second component of the incentive fee is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Management Agreement, as of the termination date), commencing on December 31, 2011, and equals 20.0% of the Company’s adjusted realized capital gains, if any, on a cumulative basis from inception through the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation through the end of such year, less all previous amounts paid in respect of the capital gain incentive fee provided that the incentive fee determined as of December 31, 2011 will be calculated for a period of shorter than twelve calendar months to take into account any adjusted realized capital gains computed net of all realized capital losses and unrealized capital depreciation from inception.

     The Company would like to pay 50% of the net after-tax incentive fee3 to the Adviser in the form of the Company’s common membership units, which are exchangeable into shares of NMF Corp’s common stock on a one-for-one basis, and the remainder of the incentive fee in cash.  The number of common membership units payable to the Adviser for its incentive fee will be calculated based on the greater of (i) the net asset value, or (ii) the market price of NMF Corp’s common stock on the Incentive Fee Date4.  The common membership units issued to the Adviser as part of its incentive fee (referred to as the “Incentive Units”) will be subject to securities law and contractual restrictions on transfer.  The Incentive Units (and any shares of NMF Corp common stock for which they are exchanged) will be issued in a private placement, and, as a result, will not be freely transferable under the Securities Act of 1933, as amended (the “Securities Act”).  If the Applicants are granted the relief requested herein, NMF Corp will agree to register the resale of NMF Corp common stock by the Adviser or any of its employees.  In addition, the Adviser will agree not to sell any common membership units or shares of NMF Corp common stock until the expiration of a lock-up period which expires one-third on each of the first, second and third anniversaries of the Incentive Fee Date.

II.  RELIEF FOR PROPOSED PAYMENT IN STOCK

A.  Analysis

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3 The net after-tax incentive fee is equal to 100% of the incentive fee minus the product of (x) the maximum combined U.S. federal, New York State and New York City tax rate applicable to an individual on ordinary income, and (y) 100% of the incentive fee.

4 Incentive Fee Date is the last day of each calendar quarter in which the Adviser is entitled to receive an incentive fee.

     Section 23(a), made applicable to BDCs by Section 63, generally prohibits BDCs from issuing shares of their common stock in exchange for services. The payment by the Company of a portion of the incentive fee due to the Adviser under the Investment Management Agreement in the form of the Incentive Units requires that the SEC grant relief from the restrictions imposed by Section 23(a) of the Act.

     Public companies regularly establish equity compensation plans that are designed to attract and retain key executives, employees and directors. Establishing equity compensation plans aligns the interests of stockholders with those of key executives, employees and directors, without resulting in excessive dilution for stockholders. Indeed, Section 61(a)(3)(B) specifically authorizes BDCs to adopt such plans, subject to certain specified conditions. The Staff, too, has recognized the importance of permitting investment companies to align the interests of management with those of its shareholders through the issuance of equity compensation. In Release No. IC-24083 (1999) (the “Release”) the Staff considered the question of compensating the directors of an open-end fund with shares of the open-end fund.  In this context, Section 22(g) (which Section 23(a) mirrors) generally prohibits an open-end fund from issuing any of “its securities: (1) for services; or (2) for property other than cash or securities (including securities of which such registered company is the issuer), except as a dividend or distribution to its security holders or in connection with a reorganization.” The Staff reasoned that compensating open-end fund directors with equity would provide them with a tangible stake in the financial performance of the funds. This aligning of interests between directors and the funds’ stockholders also serves to protect the interests of stockholders.

     The foregoing analysis is applicable in the context of a BDC that would like to use its equity securities to pay a portion of the incentive fee due to its adviser. In this particular case, the Company would like to pay a portion of the incentive fee in Incentive Units. The dollar value of the compensation that will be payable by the Company to the Adviser will be determinable and fixed based on the terms of the Investment Management Agreement. The number of Incentive Units that will be issuable to the Adviser in payment of this portion of the incentive fee will be calculated using the greater of (i) the net asset value, or (ii) the market price of the shares of common stock on the Incentive Fee Date.  Applicants believe that paying a portion of the advisory fee in Incentive Units is very beneficial to investors. Most importantly, it allows the Company to retain cash to be used to make additional investments.

The proposed arrangement will result in no dilution for NMF Corp’s stockholders and align the interests of the Adviser with those of the stockholders.  Incentive Units will be issued at the greater of (i) the net asset value, or (ii) the market price of the NMF Corp common stock, which means the issuance will not be dilutive.  In addition, as a result of the lock-up, the Adviser will be incentivized to maximize the price of the common stock in the long-term, in alignment with the interests of investors.

The Incentive Units will be issued to the Adviser in an exempt transaction, not subject to the registration requirements of the 1933 Act, and, therefore, will be “restricted securities.” As a result, the Incentive Units will be subject to restrictions on transfer. The Adviser also will be subject to contractual transfer restrictions. The issuance of the Incentive Units will not be on any preferential terms. The securities law restrictions and the contractual restrictions operate so as to ensure that the longer term performance of NMF Corp’s stock must be strong in order for the Incentive Units to have significant value. As a result, the Adviser will not reap the benefit of any “windfall” as a result of this arrangement. The Adviser will, as a result of this arrangement, have an even more significant stake in the Company’s performance. In order for the Adviser to benefit from the receipt of the Incentive Units, the Company will have to grow and prosper.

     We understand that currently there is no precedent for the payment of a portion of an Adviser’s compensation in securities of a BDC; however, we believe that permitting this arrangement would be consistent with the guidance given by the Staff permitting the use of fund shares to compensate directors. We also believe that the stockholders of NMF Corp will benefit from this arrangement. Moreover, the important role that equity compensation can play in attracting and retaining qualified personnel has been expressly recognized by the Commission with respect to certain types of investment companies, including closed-end investment companies and BDCs.

B.  Basis for Exemptive Relief

The Applicants submit that:

•	The issuance of Incentive Units in lieu of the payment of cash benefits investors by preserving Company cash for investment;

•
The number of Incentive Units to be issued as payment of the Incentive Fee will be calculated based on the greater of (i) the net asset value, or (ii) the market price of the common stock of NMF Corp on the applicable date.  As a result, the issuance of Incentive Units will never be dilutive to investors; and

•	The Incentive Units will be subject to contractual transfer restrictions, including a lock-up period, in order to prevent shares from being resold immediately and adversely affecting the stock price.

C. Request for Relief

The Applicants hereby requests that the Commission grant this Application and Order.

III. PROCEDURAL MATTERS

A. Communications

     Please address all communications concerning this Application and the Notice and Order to:

Adam Weinstein
New Mountain Finance Holdings LLC
787 7th Avenue, 48th Floor
New York, NY 10019
(212) 720-0300

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Jessica Forbes, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000

B. Authorization

     Pursuant to Rule 0-2(c) under the Act, Applicants hereby state that each of the Applicants, by resolution duly adopted by the Board of each of New Mountain Finance Corporation, New Mountain Finance Holdings, L.L.C. and the Managing Member of New Mountain Finance Advisers BDC, L.L.C. on July 19, 2010, September 16, 2010 and July 21, 2011, respectively (attached hereto as Exhibit A), has authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto under Section 6(c) of the Act, for an order granting an exemption from Sections 63 and 23(a) of the Act.  Each person executing the application on behalf of the Applicants says that he has duly executed the Application for and on behalf of the Applicants; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

     All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 12th day of August, 2011.

NEW MOUNTAIN FINANCE HOLDINGS, LLC

By:	/s/ Adam Weinstein
Name: Adam Weinstein
Title: Chief Financial Officer

NEW MOUNTAIN FINANCE CORPORATION

By:	/s/ Adam Weinstein
Name: Adam Weinstein
Title: Chief Financial Officer

NEW MOUNTAIN FINANCE ADVISERS BDC, LLC

By:	/s/ Adam Weinstein
Name: Adam Weinstein
Title: Authorized Officer

C.  Verification

The undersigned states that he has duly executed the foregoing Application, dated August 12, 2011, for and on behalf of each Applicant, as the case may be, that he holds the office with such entity as indicated below and that all action by the directors, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

NEW MOUNTAIN FINANCE HOLDINGS, LLC

By:	/s/ Adam Weinstein
Name: Adam Weinstein
Title: Chief Financial Officer

NEW MOUNTAIN FINANCE CORPORATION

By:	/s/ Adam Weinstein
Name: Adam Weinstein
Title: Chief Financial Officer

NEW MOUNTAIN FINANCE ADVISERS BDC, LLC

By:	/s/ Adam Weinstein
Name: Adam Weinstein
Title: Authorized Officer

Exhibit A

Resolution of the Board of New Mountain Finance Corporation:

NOW, THEREFORE, IT IS

RESOLVED, that the Company is authorized to file with the Commission any such reports, information and documents (including, without limitation, any amendment, supplement or exhibit thereto) as may be necessary or advisable under (i) the Securities Act, (ii) the Exchange Act and (iii) the 1940 Act (as applicable), and that each Authorized Officer is authorized to prepare or cause to be prepared, and to execute, in the name and on behalf of the Company, and file or cause to be filed with the Commission, such reports, information and documents (including, without limitation, any amendment, supplement or exhibit thereto), in such form and with such changes, additions and modifications thereto as any Authorized Officer may approve, and to execute such other instruments, make all such other payments and do or cause to be done all such other acts and things, as in the opinion of such officer, may be necessary or advisable in order to effectuate this resolution and carry out the purposes hereof.

(Adopted on July 19, 2010)

Resolution of the Board of New Mountain Finance Holdings, L.L.C.:

NOW, THEREFORE, IT IS

RESOLVED, that the Company is authorized to file with the Commission any such reports, information and documents (including, without limitation, any amendment, supplement or exhibit thereto) as may be necessary or advisable under (i) the Securities Act, (ii) the Exchange Act and (iii) the 1940 Act (as applicable), and that each Authorized Officer is authorized to prepare or cause to be prepared, and to execute, in the name and on behalf of the Company, and file or cause to be filed with the Commission, such reports, information and documents (including, without limitation, any amendment, supplement or exhibit thereto), in such form and with such changes, additions and modifications thereto as any Authorized Officer may approve, and to execute such other instruments, make all such other payments and do or cause to be done all such other acts and things, as in the opinion of such officer, may be necessary or advisable in order to effectuate this resolution and carry out the purposes hereof.

(Adopted on September 16, 2010)

Resolution of the Managing Member of New Mountain Finance Advisers BDC, L.L.C.:

 NOW, THEREFORE, BE IT:

RESOLVED, that each of Robert Hamwee, Adam Weinstein and Paula Bosco (each, an “Authorized Officer”) be, and each hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the Commission any application or applications, including any subsequent amendments, modifications or additions hereto (each an “Application”), for exemptive orders pursuant to the 1940 Act and the Exchange Act, and the respective rules and regulations promulgated thereunder, as such Authorized Officer, in their sole discretion, deems necessary or appropriate; and

FURTHER RESOLVED, that each of the Authorized Officers be, and each hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to do such other acts or things and execute such other documents as they deem necessary or desirable to cause each Application to comply with the 1940 Act and the Exchange Act and the respective rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of an Application.

(Adopted on July 21, 2011)